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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                           Seabulk International, Inc.
                                (Name of Issuer)

    Common Stock, $0.01 par value                           81169P101
    (Title of class of securities)                        (CUSIP number)

                               David Zeltner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 March 16, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

                              (Page 1 of 11 pages)
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

----------------------------------------------------------------------       -------------------------------------------------------
CUSIP No.  81169P101                                                    13D
----------------------------------------------------------------------       -------------------------------------------------------
-------------------------- -------------------------------------------------------------------- ------------------------------------
            1              NAME OF REPORTING PERSON:                        SEACOR Holdings Inc.

                           S.S. OR I.R.S. IDENTIFICATION NO.                    13-3542736
                           OF ABOVE PERSON:
-------------------------- ---------------------------------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [ ]
                                                                                                                           (b) [X]
-------------------------- ---------------------------------------------------------------------------------------------------------
            3              SEC USE ONLY

-------------------------- ------------------------------------------- -------------------------------------------------------------
            4              SOURCE OF FUNDS:                                                                                    OO

-------------------------- ---------------------------------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                                      [ ]
-------------------------- -------------------------------------------------------------------- ------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                                          Delaware

---------------------------------------- ---------- ------------------------------------------------------------- ------------------
               NUMBER OF                     7      SOLE VOTING POWER:                    0
                SHARES
                                         ---------- ------------------------------------------------------------- ------------------
             BENEFICIALLY                    8      SHARED VOTING POWER:                  17,678,026(*)
               OWNED BY
                                         ---------- ------------------------------------------------------------- ------------------
                 EACH                        9      SOLE DISPOSITIVE POWER:               0
               REPORTING
                                         ---------- ------------------------------------------------------------- ------------------
              PERSON WITH                   10      SHARED DISPOSITIVE POWER:             0

-------------------------- -------------------------------------------------------------------------------------- ------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       17,678,026(*)

-------------------------- ---------------------------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [ ]

-------------------------- ---------------------------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   75%(*)

-------------------------- -------------------------------------------------------------------- ------------------------------------
           14              TYPE OF REPORTING PERSON:                                            CO

-------------------------- -------------------------------------------------------------------- ------------------------------------

(*) As to limited matters described in this Schedule 13D. Calculated based on 23,594,520 shares of Seabulk Common Stock outstanding as of March 1, 2005, as represented by Seabulk in the Merger Agreement. These shares are subject to the Stockholders' Agreement described herein. See Item 5 below.

           Item 1. Security and Issuer.
                   -------------------

           This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $0.01 par value per share ("Seabulk Common Stock") of Seabulk International, Inc., a Delaware corporation ("Seabulk"). The principal executive offices of Seabulk are located at 2200 Eller Drive, P.O. Box 13038, Ft. Lauderdale, Florida 33316.

           Item 2. Identity and Background
                   -----------------------

           This statement is filed by SEACOR Holdings Inc. ("SEACOR").

           SEACOR and its subsidiaries are in the business of owning, operating, investing in, marketing and remarketing equipment, primarily in the offshore oil and gas and marine transportation industries. SEACOR also provides emergency environmental response and related services. SEACOR operates a diversified fleet of offshore support vessels and helicopters servicing oil and gas exploration, development and production facilities worldwide. SEACOR also operates a fleet of inland river barges transporting grain and other bulk commodities on the U.S. inland waterways. The environmental services segment provides oil spill response, handles environmental remediation projects and offers related consulting services worldwide to those who store, transport, produce or handle petroleum products and environmentally hazardous materials.

           SEACOR's principal executive offices are located at 11200 Richmond Avenue, Suite 400, Houston, Texas 77082.

           Annex A attached to this Schedule 13D contains the following information concerning each director and executive officer of SEACOR: (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of SEACOR, each of the persons named on Annex A (the "Annex A Persons") is a United States citizen (other than Messrs. Cowderoy, de Demondolx and Strachan). During the last five years, neither SEACOR nor any of the Annex A Persons (to the knowledge of SEACOR) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           Item 3. Source and Amount of Funds or Other Consideration
                   -------------------------------------------------

           No shares of Seabulk Common Stock will be purchased pursuant to the Stockholders' Agreement. SEACOR may be deemed to have obtained beneficial ownership of Seabulk Common Stock pursuant to the Stockholders' Agreement described below based on SEACOR's voting power with respect to the covered shares.

           On March 16, 2005, SEACOR entered into a stockholders' agreement (the "Stockholders' Agreement") with each of Nautilus Acquisition, L.P., C/R Marine Non-U.S. Partnership, L.P., C/R Marine Domestic Partnership, L.P., C/R Marine Coinvestment, L.P., and C/R Marine Coinvestment II, L.P. (the "Significant Stockholders"). The Significant Stockholders entered into the Stockholders' Agreement as an inducement for SEACOR to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. SEACOR has not paid additional consideration to the Significant Stockholders or Seabulk in connection with the execution and delivery of the Stockholders' Agreement.

           Item 4. Purpose of the Transaction.
                   --------------------------

           (a)-(j) On March 16, 2005, SEACOR, SBLK Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SEACOR ("Merger Sub"), CORBULK LLC, a Delaware limited liability company and wholly owned subsidiary of SEACOR ("LLC"), and Seabulk entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which SEACOR will acquire Seabulk in a stock and cash transaction.

           Subject to the terms and conditions of the Merger Agreement, Seabulk will be merged with and into Merger Sub (the "Reverse Merger"), and Seabulk will continue as the surviving corporation of the Reverse Merger and as a wholly owned subsidiary of SEACOR. The transactions contemplated by the Merger Agreement are intended, for Federal income tax purposes, to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger Agreement contemplates that, if necessary to preserve the tax status of the transactions, immediately following the effective time of the Reverse Merger, the surviving corporation in the Reverse Merger will be merged with and into LLC and LLC will continue as the surviving entity and as a wholly owned subsidiary of SEACOR.

           SEACOR has agreed to issue 0.2694 (the "Exchange Ratio") of a share of its common stock and $4.00 in cash in exchange for each issued and outstanding share of common stock of Seabulk. In certain circumstances, the portion of the merger consideration payable in cash may be reduced and shares of SEACOR common stock, having a value on the closing date equal to the cash reduction, may be substituted therefor.

           All outstanding Seabulk stock options will be assumed by SEACOR. Each such option for Seabulk Common Stock will then become exercisable for SEACOR common stock using the Exchange Ratio, plus the cash component.

           SEACOR entered into the Stockholders' Agreement in connection with the Merger Agreement. Pursuant to the Stockholders' Agreement, each of the Significant Stockholders has agreed to vote, and has granted to SEACOR an irrevocable proxy to vote, all of the Seabulk Common Stock beneficially owned by such Significant Stockholder, together with any shares of Seabulk Common Stock acquired after the date of the Stockholders' Agreement (collectively, the "Voting Shares") at any meeting or meetings of the Seabulk stockholders at which the Merger Agreement or the transactions contemplated thereunder are submitted for the vote of the Significant Stockholders or in any written consent in respect thereof: (i) for approval and adoption of the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement, as applicable, (ii) against any Takeover Proposal (as such term is defined in the Merger Agreement), without regard to any Board recommendation to stockholders concerning such Takeover Proposal, and without regard to the terms of such Takeover Proposal, (iii) against any agreement, amendment of any agreement (including the Seabulk's Certificate of Incorporation or By-Laws), or any other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone, or discourage the transactions contemplated by the Merger Agreement, or (iv) against any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Seabulk in the Merger Agreement.

           In addition to the other covenants and agreements of the Significant Stockholders provided for in the Stockholders' Agreement, from the date of execution of the Stockholders' Agreement until the first to occur of the effective time of the Reverse Merger or the termination of the Stockholders' Agreement, each of the Significant Stockholders has agreed, generally and except as permitted or required by the Merger Agreement, without the prior written consent of Parent, not to, directly or indirectly, sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Voting Shares (collectively, "Transfer") other than to its affiliates, provided that as a condition to such Transfer, such affiliate shall execute an agreement that is identical to the Stockholders' Agreement (except to reflect the change of the Significant Stockholder) at which time, such Stockholder's obligations thereunder shall terminate with respect to such shares. C/R Marine Coinvestment II, L.P. is expressly permitted to transfer any or all of its shares to its limited partners, and in such event, such limited partners shall not be required to execute an agreement that is identical to the Stockholders' Agreement.

           In the event that the Merger Agreement is terminated in accordance with its terms, the Stockholders' Agreement shall terminate without any further action by the parties thereto. The Stockholders' Agreement shall be deemed satisfied in full and terminated upon the consummation of the transactions contemplated by the Merger Agreement.

           In connection with the Merger Agreement and the Stockholders' Agreement, SEACOR and the Significant Stockholders entered into a Registration Rights Agreement, dated as of March 16, 2005. Shares of SEACOR common stock to be issued to the Significant Stockholders under the terms of the Merger Agreement will be subject to certain restrictions under the Securities Act of 1933, as amended. Pursuant to the terms of the Registration Rights Agreement, SEACOR agreed, among other things, that no later than 30 days after the closing date of the transactions contemplated by the Merger Agreement, it will file a shelf registration statement relating to the offer and sale by the Significant Stockholders of their shares of SEACOR common stock acquired in the merger.

SEACOR agreed to keep the shelf registration statement effective for three years from the effective time of the Reverse Merger, which period may be extended in certain circumstances. SEACOR also agreed to assist the Significant Stockholders in effecting up to three underwritten offerings pursuant to the shelf registration statement. Finally, SEACOR has also agreed to afford the Significant Stockholders certain demand and piggyback registration rights.

           The foregoing summaries of the Merger Agreement, the Stockholders' Agreement and the Registration Rights Agreement are summaries only and are qualified in their entirety by reference to the Merger Agreement, the Stockholders' Agreement and the Registration Rights Agreement, each of which is being filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

           The purpose of the transactions contemplated by the Merger Agreement is for SEACOR to acquire control of Seabulk. Upon consummation of such transactions, Seabulk will become a wholly owned subsidiary of SEACOR, the shares of Seabulk Common Stock will cease to be freely traded or listed, Seabulk Common Stock will be de-registered under the Securities Act of 1933, as amended, and SEACOR will control the board of directors of Seabulk and will make such other changes in the charter, bylaws, capitalization, management and business of Seabulk as may be appropriate in SEACOR's judgment.

           Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           Item 5. Interest in Securities of the Issuer.
                   ------------------------------------

           The information contained in Item 3 and Item 4 and Rows (11) through
(13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.

           (a)-(b) Prior to March 16, 2005, SEACOR was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Seabulk Common Stock. Upon execution of the Stockholders' Agreement, SEACOR may be deemed to have acquired sole voting power (for the sole purposes described in the Stockholders' Agreement) with respect to, and to that extent only, beneficial ownership of, shares of Seabulk Common Stock beneficially owned by each of the Significant Stockholders. Based on representations made by the Significant Stockholders in the Stockholders' Agreement, the Significant Stockholders beneficially own 17,678,026 shares of Seabulk Common Stock (including warrants on an as-converted-to Seabulk Common Stock basis) constituting approximately 75% of the total issued and outstanding shares of Seabulk Common Stock (based on 23,594,520 shares of Seabulk Common Stock outstanding as of March 1, 2005, as represented by Seabulk in the Merger Agreement).

           Except as disclosed in this Item 5, the Reporting Person does not and, to the best of its knowledge, none of the directors or executive officers of SEACOR, beneficially owns any shares of Seabulk Common Stock.

           (c) Neither SEACOR nor, to the knowledge of SEACOR, any person named in Annex A, has effected any transaction in Seabulk Common Stock during the past 60 days.

           (d) To SEACOR's knowledge, each Significant Stockholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Seabulk Common Stock owned by such Significant Stockholder and reported by this statement.

           (e) Not applicable.

           References to, and descriptions of, the Merger Agreement and the Stockholders' Agreement as set forth above in this Item 5 are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and are hereby incorporated herein in their entirety.

           Item 6. Contracts, Arrangements, Understandings or Relationships with
                   -------------------------------------------------------------
                   Respect to the Securities of the Issuer.
                   ---------------------------------------

           Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of SEACOR, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Seabulk, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           Item 7. Material to be Filed as Exhibits.
                   --------------------------------



Exhibit No.                         Description
-----------                         -----------

  99.1 Agreement and Plan of Merger, dated as of March 16, 2005, among SEACOR Holdings Inc., SBLK Acquisition Corp., CORBULK LLC, and Seabulk International Inc. (incorporated herein by reference to Exhibit 2.1 to SEACOR's Current Report on Form 8-K, dated March 16, 2005)

  99.2 Registration Rights Agreement, dated as of March 16, 2005, among SEACOR Holdings Inc., Nautilus Acquisition, L.P., C/R Marine Non-U.S. Partnership, L.P., C/R Marine Domestic Partnership, L.P., C/R Marine Coinvestment, L.P., and C/R Marine Coinvestment II, L.P. (incorporated herein by reference to Exhibit 4.1 to SEACOR's Current Report on Form 8-K, dated March 16, 2005)

  99.3 Stockholders' Agreement, dated as of March 16, 2005, among SEACOR Holdings Inc., Nautilus Acquisition, L.P., C/R Marine Non-U.S. Partnership, L.P., C/R Marine Domestic Partnership, L.P., C/R Marine Coinvestment, L.P., and C/R Marine Coinvestment II, L.P. (incorporated herein by reference to Exhibit 10.1 to SEACOR's Current Report on Form 8-K, dated March 16, 2005)

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 21, 2005

                                      SEACOR HOLDINGS INC.

                                      By: /s/  Randall Blank
                                          --------------------------------------
                                          Name:   Randall Blank
                                          Title:  Executive Vice President and
                                                  Chief Financial Officer

                             Annex A to Schedule 13D

           Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of SEACOR. The name of each person who is a director of SEACOR is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 11200 Richmond Avenue, Suite 400, Houston, Texas 77082.


----------------------------------------------------------------- ------------------------------------------------------------------
NAME AND BUSINESS ADDRESS                                         PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------- ------------------------------------------------------------------
Charles Fabrikant*                                                Chairman of the Board, President and Chief Executive Officer of
                                                                  SEACOR
----------------------------------------------------------------- ------------------------------------------------------------------
Andrew R. Morse*                                                  Senior Vice President of UBS Financial Services Inc.
UBS Paine Webber Inc.
1285 Avenue of the Americas
18th Floor
New York, NY  10019
----------------------------------------------------------------- ------------------------------------------------------------------
Michael E. Gellert*                                               General Partner of Windcrest Partners
Windcrest Partners
122 East 42nd Street
47th Floor
New York, NY 10168
----------------------------------------------------------------- ------------------------------------------------------------------
Stephen Stamas*                                                   Retired; former Vice President of Exxon Corporation
325 Evandale Road
Scarsdale, NY 10583
----------------------------------------------------------------- ------------------------------------------------------------------
Richard M. Fairbanks, III*                                        Counselor, Center for Strategic and International Studies
Center for Strategic & International Studies
1800 K Street, NW
Suite 400
Washington, DC 20006
----------------------------------------------------------------- ------------------------------------------------------------------
Pierre de Demandolx*                                              General Partner, DPH Conseils
DPH Conseils
3 Square Lamartine
Paris, France 75116
----------------------------------------------------------------- ------------------------------------------------------------------
John C. Hadjipateras*                                             President, Eagle Ocean Inc.
Eagle Ocean Transport Inc.
27 Signal Road
Stamford, CT  06902
----------------------------------------------------------------- ------------------------------------------------------------------
Oivind Lorentzen*                                                 President, Northern Navigation America Inc.
Northern Navigation America, Inc.
66 Field Point Road
Greenwich, CT  06830
----------------------------------------------------------------- ------------------------------------------------------------------
James A. F. Cowderoy*                                             Chairman, Harrisons (Clyde) Ltd.
Harrison (Clyde) Ltd.
16 Woodside Crescent
Glasgow G3 7UT
United Kingdom
----------------------------------------------------------------- ------------------------------------------------------------------
Steven J. Wisch*                                                  President, Related Investments
The Related Companies, L.P.
625 Madison Avenue
9th Floor
New York, NY 10022
----------------------------------------------------------------- ------------------------------------------------------------------
Randall Blank                                                     Executive Vice President and Chief Financial Officer of SEACOR
----------------------------------------------------------------- ------------------------------------------------------------------


                                       10

----------------------------------------------------------------- ------------------------------------------------------------------
NAME AND BUSINESS ADDRESS                                         PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------- ------------------------------------------------------------------
Dick Fagerstal                                                    Senior Vice President, Corporate Development and Treasurer of
                                                                  SEACOR
----------------------------------------------------------------- ------------------------------------------------------------------
Milton Rose                                                       Vice President of SEACOR and President and Chief Operating Officer
                                                                  of its Offshore Marine Services -- Americas Division
----------------------------------------------------------------- ------------------------------------------------------------------
Alice Gran                                                        Senior Vice President and General Counsel of SEACOR
----------------------------------------------------------------- ------------------------------------------------------------------
John Gellert                                                      Senior Vice President of SEACOR
----------------------------------------------------------------- ------------------------------------------------------------------
Andrew Strachan                                                   Vice President of SEACOR
----------------------------------------------------------------- ------------------------------------------------------------------
Lenny Dantin                                                      Vice President and Chief Accounting Officer of SEACOR
----------------------------------------------------------------- ------------------------------------------------------------------

           Each person listed above is a citizen of the United States of America, other than Messrs. Cowderoy, de Demondolx and Strachan. Mr. Cowderoy and Mr. Strachan are citizens of the United Kingdom. Mr. de Demondolx is a citizen of France.




                                       11